UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

IndexIQ ETF Trust

(Name of Issuer)

IQ Merger Arbitrage ETF

(Title of Class of Securities)

45409 B8 00

(CUSIP Number)

February 28, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45409 B8 00
1.	Names of Reporting Persons: Comerica Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 91,378
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 88,158
	8.	Shared Dispositive Power 2,850
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,378
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.15%
12.	Type of Reporting Person (See Instructions) HC

ITEM 1.	(a)	NAME OF ISSUER.

IndexIQ ETF Trust

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

800 Westchester Avenue Suite N-611 Rye Brook, New York 10573

ITEM 2.	(a)	NAME OF PERSON FILING.

Comerica Incorporated

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

Comerica Bank Tower, 1717 Main St., MC 6404, Dallas, Texas 75201

	(c)	CITIZENSHIP.

Delaware

	(d)	TITLE OF CLASS OF SECURITIES.

IQ Merger Arbitrage ETF

	(e)	CUSIP NUMBER.

45409 B8 00

ITEM 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 9 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned:

91,378

(b) Percent of class:

10.15%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

91,378

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

88,158

(iv) Shared power to dispose or to direct the disposition of:

2,850

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Exhibit A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2011

COMERICA INCORPORATED

By:	/s/ Thad A. Schaefer
Title:	Senior Vice President, Assistant Secretary and Assistant General Counsel

Exhibit A

The Schedule 13G to which this attachment is appended is filed by Comerica Incorporated on behalf of the following subsidiaries:

Comerica Bank (1)

Comerica Bank & Trust, N.A. (1)

The shares for which this report is filed are owned by a variety of clients of Comerica Bank and Comerica Bank & Trust, N.A., none of which beneficially own more than five percent of the class. No shares are directly held by Comerica Bank or Comerica Bank & Trust, N.A.

(1)	Classified as a “bank” in accordance with Rule 13d-1(b)(1)(ii)(B)

6